UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

Amendment No. 1

Unitil Corporation is filing this Amendment No. 1 to Form 11-K to amend its Form 11-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on June 29, 2005 (the “original filing”), in order to amend the auditor’s report included in the original filing of the Form 11-K, that has inadvertently omitted language clarifying that the Plan is not required to have, and the independent accountant was not engaged to perform, an audit of its internal controls over financial reporting. In addition, a footnote and supplemental schedule related to a prohibited transaction were also inadvertently omitted in the original filing and therefore added to this amendment No. 1 to Form 11-K.

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission file number 1-8858

THE UNITIL CORPORATION

TAX DEFERRED SAVINGS AND INVESTMENT PLAN

(Full Title of Plan)

UNITIL CORPORATION

(Exact name of registrant as specified in its charter)

New Hampshire	02-0381573
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Liberty Lane West, Hampton, New Hampshire	03842-1720
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (603) 772-0775

Financial Statements and

Report of Independent

Registered Public Accounting Firm

The Unitil Corporation

Tax Deferred

Savings and Investment Plan

December 31, 2004, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Administrator of

The Unitil Corporation Tax Deferred

Savings and Investment Plan

We have audited the accompanying statements of assets available for benefits of The Unitil Corporation Tax Deferred Savings and Investment Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of The Unitil Corporation Tax Deferred Savings and Investment Plan as of December 31, 2004 and 2003, and the changes in assets available for benefits for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2004 and schedule of delinquent contribution for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Boston, Massachusetts

June 24, 2005, except for the

matter related to prohibited

transaction discussed in

Note F as to which the date is

September 15, 2005

The Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

December 31,

	2004	2003
Investments in Funds at Fair Value:
American Balanced Fund	$1,118,254	$237,865
Investment Company of America	—	273,480
Ariel Fund	—	273,635
Amcap Fund	—	221,935
Putnam Capital Opportunities	—	262,047
Growth Fund of America	6,965,583	410,645
Lord Abbett Mid Cap Value	—	207,767
PIMCO Low Duration Fund	—	86,700
One Group Bond Fund	—	420,799
MSIF Small Company Growth Fund	—	181,909
Putnam International Capital Opportunities Fund	—	379,233
Putnam International Equity Fund	—	1,066,297
Putnam New Value Fund	—	167,563
Putnam Fund for Growth & Income	—	2,634,733
Putnam Stable Value Fund	—	4,124,904
Putman Voyager Fund	—	4,401,622
Putnam Income Fund	—	699,349
Putnam New Opportunities Fund	—	2,294,060
Putnam S&P 500 Fund	—	1,206,907
George Putnam Fund of Boston	—	525,968
Stable Value Option	4,312,643	—
MainStay High Yield Corporate Bond Fund	157,202	—
PIMCO Real Return Fund	89,438	—
PIMCO Total Return Fund	995,254	—
Barclays LifePath Retirement Fund	14,685	—
Barclays LifePath 2020 Fund	65,205	—
Barclays LifePath 2030 Fund	2,739	—
Barclays LifePath 2040 Fund	24,295	—
MainStay S&P 500 Index Fund	1,163,086	—
Van Kampen Growth and Income Fund	3,093,315	—
Davis New York Venture Fund	45,695	—
Franklin Small-Mid Cap Growth	92,471	—
JP Morgan Mid Cap Value Fund	630,109	—
Royce Low-Priced Stock Fund	639,618	—
Sentinel Small Company Fund	482,547	—
TCW Galileo Value Opportunities Fund	165,805	—
Fidelity Advisor Diversified International Fund	1,952,321	—

Subtotal - Funds	22,010,265	20,077,418

Employer Securities (Unitil common stock at fair value)	4,774,252	4,238,594
Participant Loans	605,261	448,063

Assets Available for Benefits	$27,389,778	$24,764,075

(The accompanying Notes are an integral part of these financial statements.)

The Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

For the years ended December 31,

	2004	2003	2002
Additions (Deletions) to Net Assets
Attributed To:

Investment income:
Interest	$141,616	$30,399	$44,590
Dividends	345,807	562,843	510,110
Net Appreciation (Depreciation)	1,935,551	3,101,069	(3,098,430)

Total Investment Income (Loss)	2,422,974	3,694,311	(2,543,730)

Contributions:
Participants’	1,485,232	1,548,555	1,541,878
Employer’s	465,283	462,147	482,592
Rollover and Other	963	31,301	118,435

Total Contributions	1,951,478	2,042,003	2,142,905

Total Additions (Deletions)	4,374,452	5,736,314	(400,825)

Deductions:
Benefits Paid to Participants	(1,250,360)	(1,241,446)	(599,481)
In Kind Distribution	(182,084)	(270,664)	—
Rollover and Other	(316,305)	—	(2,152)

Total Deductions	(1,748,749)	(1,512,110)	(601,633)

Net Increase (Decrease)	2,625,703	4,224,204	(1,002,458)

Assets Available for Benefits:
Beginning of Year	24,764,075	20,539,871	21,542,329

End of Year	$27,389,778	$24,764,075	$20,539,871

(The accompanying Notes are an integral part of these financial statements.)

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2004, 2003 and 2002

NOTE A - DESCRIPTION OF PLAN

The following description of The Unitil Corporation (the “Company”) Tax Deferred Savings and Investment Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its wholly-owned subsidiaries Unitil Service Corporation, Unitil Energy Systems, Inc. and Fitchburg Gas and Electric Light Company (the “subsidiaries”), who satisfy the eligibility requirements. During 2004, the Company engaged New York Life Investment Management Company to replace Putnam Investments as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

A participant may authorize a Basic Employee Contribution, as defined, with a maximum contribution not to exceed $13,000 for 2004. Participants age 50 or above may also contribute “catch-up contributions” of $3,000 for 2004.

The Company shall contribute matching contributions equal to 100% of the first 3% of salary the employee puts into the plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Plan administrator will pay for substantially all expenses of the Plan.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2004, 2003 and 2002

NOTE A - DESCRIPTION OF PLAN - Continued

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of credited service. If a participant terminates employment for any reason other than disability or retirement, he will be entitled to the full amount of contributions he has deposited, plus a percentage of his account balance derived from employer contributions based upon the following schedule:

Years of Service	% Vested
0-1	0%
1-2	33%
2-3	67%
3+	100%

A member will become 100% vested in his account as a result of disability, death or retirement.

Participant Loans Receivable

Participants may borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate that is fixed at the origination of the loan at the then prime rate plus one percent (1%). Principal and interest is paid ratably through monthly payroll deductions. As of December 31, 2004, there are 101 loans to participants, maturing from 2005 to 2019 with interest rates ranging between 5.00% and 10.50%.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed number of calendar quarters or years. Payments are generally received in cash. Participants can elect to receive in-kind distributions of employer securities.

Forfeitures

A member who terminates his employment prior to becoming eligible for benefits and does not have a 100% vested right to Company contributions, forfeits the amounts not vested. Such forfeited amounts are used to reduce future Company contributions. Forfeited amounts used to reduce future Company contributions were $11,875, $28,058 and $1,390 in 2004, 2003 and 2002, respectively.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2004, 2003 and 2002

NOTE A - DESCRIPTION OF PLAN - Continued

Upon enrollment and re-enrollment, each participant shall direct his or her contributions to be invested in accordance with any of the following investment options.

American Balanced Fund: This fund seeks current income and capital appreciation through a mix of investments that provide above-average price stability.

Growth Fund of America: This fund seeks capital appreciation by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.

Stable Value Option: This Stable Value Option seeks to provide a low risk, stable investment offering competitive yields.

MainStay High Yield Corporate Bond Fund: This fund seeks current income; capital appreciation is a secondary consideration. The fund primarily invests in domestic and foreign high-yield debt securities rated from BBB to B, or in those unrated but of comparable quality.

PIMCO Real Return Fund: This fund seeks real return consistent with preservation of capital, normally investing at least 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and corporations.

PIMCO Total Return Fund: This fund seeks total return consistent with preservation of capital, normally investing at least 65% of assets in debt securities, including U.S. government securities, corporate bonds and mortgage-related securities.

Barclays LifePath Retirement Fund: This fund seeks income and moderate long-term growth of capital by allocating assets among equities, debt securities and cash.

Barclays LifePath 2010 Fund: This fund seeks total return for investors retiring in approximately the year 2010 by allocating assets among equities, debt securities and cash.

Barclays LifePath 2020 Fund: This fund seeks total return for investors retiring in approximately the year 2020 allocating assets among equities, debt securities and cash.

Barclays LifePath 2030 Fund: This fund seeks total return for investors retiring in approximately the year 2030 allocating assets among equities, debt securities and cash.

Barclays LifePath 2040 Fund: This fund seeks total return for investors retiring in approximately the year 2040 allocating assets among equities, debt securities and cash.

MainStay S&P 500 Index Fund: This fund seeks to replicate the total return performance (reflecting reinvestment of dividends) of common stocks in the aggregate, as represented by the S&P 500 Index.

Van Kampen Growth and Income Fund: This fund seeks income and long-term growth of capital by investing primarily in income-producing equities, including common stocks and convertible securities.

Davis New York Venture Fund: This fund seeks growth of capital by investing primarily in equities issued by companies with market capitalizations of at least $5 billion, though it may also hold securities of smaller companies.

Franklin Small-Mid Cap Growth: This fund seeks long-term capital growth, normally investing at least 80% of assets in equity securities of companies that have market capitalizations not exceeding $8.5 billion.

JP Morgan Mid Cap Value Fund: This fund seeks capital appreciation, normally investing at least 80% of assets in equity securities of mid-cap companies.

Royce Low-Priced Stock Fund: This fund seeks long-term growth of capital, normally investing at least 80% of assets in common stocks and convertibles issued by companies priced below $20 per share at the time of purchase.

Sentinel Small Company Fund: This fund seeks long-term capital appreciation by investing primarily in a diversified portfolio of common stocks and convertible securities issued by small and mid-size companies.

TCW Galileo Value Opportunities Fund: This fund seeks capital appreciation, normally investing at least 65% of assets in equity securities of companies with market capitalizations within the range of companies comprising the Russell MidCap Value Index.

Fidelity Advisor Diversified International Fund: This fund seeks capital growth by primarily investing in common stocks of companies outside the United States.

Unitil Corporation Common Stock Fund (Unitil Corporation, no par value common stock)

The Unitil Corporation Common Stock fund is set up to hold shares for the participants of the Plan and maintains liquidity in cash and cash equivalents. At December 31, 2004, the Plan had approximately 5% in cash and cash equivalents and 95% in Company stock.

Participants may change their investment options daily.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2004, 2003 and 2002

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Effective Date

The Plan’s effective date is July 1, 1987, as amended and restated effective July 30, 2004 to comply with the current Federal regulations.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Management Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan is administered by a trustee. The Plan’s investments (including investments bought, sold and held during the year) are carried at current quoted fair value. The difference between current fair value and the cost of investments are included in net appreciation or (depreciation) in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Loans to participants are valued at principal plus accrued interest, which approximates fair value.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Risks and Uncertainties

The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the statement of net assets available for plan benefits.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2004, 2003 and 2002

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Eligibility

Employees are eligible for membership on the first of the month following:

(1)	Attainment of age 18, and

(2)	Completion of 1000 hours of credited service

Normal Retirement Date

A participant’s normal retirement benefit date is the date he/she reaches his/her 65th birthday.

Expenses

The Plan’s expenses are paid by the Company, as provided in the Plan agreement.

NOTE C - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provision of ERISA with respect to its employees by a written resolution with a copy delivered to the Plan’s trustee. In the event of a Plan termination, the Plan assets will be distributed in accordance with the terms of the Plan.

NOTE D – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 24, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

Amounts contributed to the participant’s accounts by the Company are taxable to the participants in the year of distribution. Contributions made by participants are excludible for Federal income tax purposes up to specified limits. Contributions made by the Company are deductible for Federal income tax purposes within specified limits.

The Company believes that the Plan is currently designed and being operated compliance with applicable requirements of the IRC. Therefore, it believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2004, 2003 and 2002

NOTE E – INVESTMENT APPRECIATION/(DEPRECIATION)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2004	2003	2002
Funds (at fair value):
American Balanced Fund	$62,830	$16,650	$—
Investment Company of America	(4,000)	40,110	—
Ariel Fund	15,716	23,200	—
Amcap Fund	(3,167)	22,512	—
Putnam Capital Opportunities	(390)	9,069	—
Growth Fund of America	702,111	35,721	—
Lord Abbett Mid Cap Value	14,100	15,683	—
PIMCO Low Duration Fund	(606)	(635)	—
One Group Bond Fund	(6,907)	(4,117)	—
MSIF Small Company Growth Fund	(7,705)	42,217	—
Putnam International Capital Opportunities Fund	30,044	108,087	(62,418)
Putnam International Equity Fund	(26,714)	212,518	(165,038)
Putnam New Value Fund	3,744	29,526	—
Putnam Fund for Growth & Income	2,822	545,882	(656,332)
Putman Voyager Fund	(180,502)	933,700	(1,466,264)
Putnam Income Fund	(4,095)	8,044	21,958
Putnam New Opportunities Fund	(96,026)	564,413	(689,069)
Putnam S&P 500 Fund	(2,593)	273,212	(265,406)
George Putnam Fund of Boston	(2,447)	66,417	(56,257)
Stable Value Option	—	—	—
MainStay High Yield Corporate Bond Fund	5,581	—	—
PIMCO Real Return Fund	2,026	—	—
PIMCO Total Return Fund	23,215	—	—
Barclays LifePath Retirement Fund	41	—	—
Barclays LifePath 2010 Fund	—	—	—
Barclays LifePath 2020 Fund	5,025	—	—
Barclays LifePath 2030 Fund	144	—	—
Barclays LifePath 2040 Fund	1,966	—	—
MainStay S&P 500 Index Fund	101,250	—	—

Continued on next page

Continued from previous page

	2004	2003	2002
Funds (at fair value):
Van Kampen Growth and Income Fund	$321,110	$—	$—
Davis New York Venture Fund	3,800	—	—
Franklin Small-Mid Cap Growth Fund	14,261	—	—
JP Morgan Mid Cap Value Fund	65,734	—	—
Royce Low-Priced Stock Fund	75,509	—	—
Sentinel Small Company Fund	55,393	—	—
TCW Galileo Value Opportunities Fund	18,023	—	—
Fidelity Advisor Diversified International Fund	305,774	—	—

Common Stock (at fair value):
Unitil Corporation Stock	440,484	158,860	240,396

Total	$1,935,551	$3,101,069	$(3,098,430)

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003 are as follows:

	2004	2003
Funds (at fair value):
Growth Fund of America	$6,965,583	$410,645
Stable Value Option	$4,312,643	$—
Van Kampen Growth and Income Fund	$3,093,315	$—
Fidelity Advisor Diversified International Fund	$1,952,321	$—
Putnam Fund for Growth and Income	$—	$2,634,733
Putnam Stable Value Fund	$—	$4,124,904
Putnam Voyager Fund	$—	$4,401,622
Putnam New Opportunities Fund	$—	$2,294,060
Unitil Corporation Stock Fund	$4,774,252	$4,238,594

NOTE F – PROHIBITED TRANSACTION

Under U.S. Department of Labor regulation section 2510.3-102, salary deferrals to a 401(k) plan and loan repayments that are withheld from employees’ paychecks must be deposited into the plan as soon as reasonably possible, but in no event later than the fifteenth business day of the month following the month of the withholding from the paycheck. When this regulation is not satisfied, the Plan sponsor has engaged in a prohibited transaction.

During the Plan year ended December 31, 2004, the Company inadvertently engaged in a prohibited transaction. The Company had remitted $20,163 of deposits to the Plan after the required fifteen days. The Company has taken corrective actions relating to this prohibited transaction, which consist of (a) restoring lost interest on the deposit to the participants; (b) restoring earnings on the lost interest to the Plan based upon applicable IRS regulations, and (c) filing Form 5330 and paying the applicable excise tax. Excise taxes are calculated at 15% of earnings plus the interest on the earnings on the late deposits.

SUPPLEMENTAL INFORMATION

The Unitil Corporation Tax Deferred Savings and Investment Plan

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT

PURPOSES AT END OF YEAR

December 31, 2004

EIN #02-0381573

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, Or Maturity Value	(d) Cost		(e) Current Value
*	American Balanced Fund	Mutual Fund	*	*	$1,118,254
* ^	Growth Fund of America	Mutual Fund	*	*	$6,965,583
* ^	Stable Value Option	Instit’l Stable Value Fund	*	*	$4,312,643
*	MainStay High Yield Corp. Bond Fund	Mutual Fund	*	*	$157,202
*	PIMCO Real Return Fund	Mutual Fund	*	*	$89,438
*	PIMCO Total Return Fund	Mutual Fund	*	*	$995,254
*	Barclays LifePath Retirement Fund	Mutual Fund	*	*	$14,685
*	Barclays LifePath 2020 Fund	Mutual Fund	*	*	$65,205
*	Barclays LifePath 2030 Fund	Mutual Fund	*	*	$2,739
*	Barclays LifePath 2040 Fund	Mutual Fund	*	*	$24,295
*	MainStay S&P 500 Index Fund	Mutual Fund	*	*	$1,163,086
* ^	Van Kampen Growth and Income Fund	Mutual Fund	*	*	$3,093,315
*	Davis New York Venture Fund	Mutual Fund	*	*	$45,695
*	Franklin Small-Mid Cap Growth	Mutual Fund	*	*	$92,471
*	JP Morgan Mid Cap Value Fund	Mutual Fund	*	*	$630,109
*	Royce Low-Priced Stock Fund	Mutual Fund	*	*	$639,618
*	Sentinel Small Company Fund	Mutual Fund	*	*	$482,547
*	TCW Galileo Value Opportunities Fund	Mutual Fund	*	*	$165,805
* ^	Fidelity Advisor Diversified Int’l Fund	Mutual Fund	*	*	$1,952,321

* ^	Unitil Corporation Stock Fund	Company Common Stock	*	*	$4,774,252
*	Participant Loans	Interest at 5.00% to 10.5%	n/a		$605,261

*	Represents a party-in-interest to the Plan.
**	Cost omitted since investments are self-directed.
^	Represents 5% or more of net assets available for benefits as of 12/31/04.

SCHEDULE H, ITEM 4a - SCHEDULE OF DELINQUENT CONTRIBUTION

December 31, 2004

EIN #02-0381573

Party Involved	Relationship to Plan	Description of Transaction	Cost of Asset (ie. lost interest)
Unitil Corporation	Plan Sponsor	Loan to plan sponsor in form of late deposit of participant contributions in amount of $20,163. Rate used to calculate lost earnings and interest, approximately 4%.	$299

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE UNITIL CORPORATION TAX DEFERRED SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date: September 15, 2005	/s/ Mark H. Collin
Mark H. Collin
Chief Financial Officer